APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Coquette
Balance Sheet - unaudited
For the period ended 9/20/2020

	Current Period
	20-Sep-20
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-

Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
	-
EQUITY	
Loan equity	
Capital Stock/Partner's Equity	
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
	-
TOTAL LIABILITIES & EQUITY	
	$ -

Balance Sheet Check

-

I, Caitlin Olsen, certify that:

1. The financial statements of Coquette included in this Form are true and complete in all material respects; and
2. The tax return information of Coquette has not been included in this Form as Coquette was formed on 09/19/2020 and has not filed a tax return to date.

Signature   *Caitlin Olsen*

Name: Caitlin Olsen

Title: Owner